INVEST IN **COPEACE**

Sustainable, ESG investing for a better future

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copeace.com   Denver CO

Infrastructure | Community | Finance | Social Impact | PBC and B Corps

OVERVIEW   UPDATES 39   WHAT PEOPLE SAY 80   ASK A QUESTION 17

Highlights

1. ⏳ Available again for a short time after reaching 600% of 2020 Wefunder goal
2. 📈 As featured in Forbes – Led by a team with decades of experience and over $2 million raised...
3. ⚡ Grow your money and support businesses achieving positive impact on society and the planet
4. ⚖️ Democratized investing allows anyone the chance to participate in businesses doing good
5. 🌎 A Public Benefit Corporation and Certified B Corp

Our Team



Craig Jonas Chief Executive Officer

Craig is a lifelong entrepreneur with success across business, academic, and athletic industries. He has over 30 years of experience in management with a passion for team-building and drawing individuals with big ideas together.

> CoPeace is short for "Companies of Peace." The name shows our deep desire to help create a new form of inclusive capitalism – business that is committed to success with multiple bottom lines, leading to a better (more peaceful) world. It sounds idealistic, and it is, but that vision is what drives us to help you build wealth.



Edward Tepper Chief Operating Officer & Chief Financial Officer

Ed is an accomplished, results-oriented and hands-on operations and financial management executive. He has over 30 years of leadership experience developing, motivating, and leading top performing teams.



Meg Masten Chief Relationship Officer

Meg brings a diverse background to the CoPeace leadership team, centered around serving people, solving problems, managing multi-disciplinary teams, and "gluing" all the pieces together.



Hanan Levin Chief Investment Officer

Hanan is an experienced finance professional, equipped with in-depth knowledge of global capital markets. He prides himself on being proactive, innovative and competitive, consistently initiating new ideas, improvements, and original thought.

Our world prioritizes profit. We want to prioritize our world.

An investment in CoPeace is an investment in the major industry sectors addressing social and environmental problems -- infrastructure, economic equality, and clean energy. Investor funds are divided among CoPeace's hand-selected companies to best meet their needs, and help them grow -- for the betterment of our shareholders, our stakeholders, and the world.

And anyone can join. CoPeace is democratizing impact investing, making it available to everyone, regardless of background, race, gender, or income level.

How It Works

 Experienced and first-time investors alike can buy equity in CoPeace.

 Your investment is added to our growing ecosystem and capital raise.

 Our analysts identify growing, for-profit businesses in the impact space, which have high potential for impact and future returns.

 CoPeace selects these identified companies, with strong leadership teams and innovative ideas, and purchases controlling interests using investor funds.

 Our experienced team provides funding, as well as expertise in marketing, operations, and finance to achieve their goals.

 We intend to offer long-term exit options to our investors on their original CoPeace investment and change the world for good.

The Team Behind the Idea

CoPeace is founded and funded by a group of individuals who have decades of experiences across the entrepreneurial, business, and investment industries. They understand the value of a strong team and ecosystem, and its importance to success. It's why the CoPeace Board of Directors and Advisory Council is made up of individuals across more than 16 industries with decades of business and investment experience, offering guidance, opening doors, and championing ideas in their industries.



Executives
Staff & Contractors
Board Members
Advisors

Our Impact: What our investors funded in 2020...

Uncharted Power's next steps, including an agreement with the City of Poughkeepsie.

- Uncharted Power announced a partnership with the historic City of Poughkeepsie in New York to build a first-of-its-kind sustainable, smart community within the city's Innovation District
- ...and Magic Johnson joined as a board member (for real!)

Advanced Sustainable Technologies successful bromine hazardous waste test.

- The waste was shipped from Israel to a test facility in Washington state to confirm the plasma gasification process will work with the specific waste
- The test was successful and AST can now move forward with the construction of the plant to sustainably remove hazardous waste from the environment and create clean energy

The continuing growth of CoPeace's subsidiaries and client base.

- Expanded CoPeace Finance and secured first projects
- Created CoPeace Marketing to offer mission-aligned clients marketing services and expertise
- Created CoPeace Sport to engage sports entities and athletes in impact opportunities

COPEACE 2020 IMPACT REPORT

We've Got the Street Cred and the Certifications

We are a Certified B Corp and PBC. That means we meet the highest verified standards of social and environmental performance, transparency, and accountability. CoPeace is committed to operating in a radically transparent and honest manner. All investment decisions are carefully selected following stringent data analysis to ensure continued measurable impact and profitability or potential profitability within a reasonable timeline.

    

Sustainable investing is BOOMING!

Investments that take into consideration environmental, social and governance (ESG) factors now stand at $17.1 trillion, according to US SIF's 2020 Report on U.S. Sustainable, Responsible and Impact Investing Trends. That's approximately 1 in 3 dollars of the $51.4 trillion in total assets under professional management in the U.S.

95%
of Millennials express interest in sustainable investment practices

$17.1 trillion
the size of the sustainable investment industry, as of 2020, a 42% increase over two years

65%
cited a lack of available products as the barrier to including sustainable investing in their portfolio

Real change. One investment at a time.

We're passionate about positive impact. By investing in companies with strong fiscal health, we amplify their growth and the return for our investors. Our business model is to act as an umbrella — when you invest in us and then we invest in other companies, we create long-term growth for all of our partners.

Join us in thinking bigger about how we can maximize both purpose and profit for all stakeholders.

Here's How We Use Your Funds

The funds raised from this Regulation CF will be used to grow the CoPeace portfolio, expand and continue CoPeace operations. As a holding company, CoPeace's valuation and impact is a reflection of our cumulative portfolio.

CoPeace's valuation and impact is a reflection of our cumulative portfolio. Because all of our companies are (currently) privately held, most valuation is based upon advancement in each unique business's valuation, roadmap and development plan.

Join our CoPeace community. Grow your money for good.

If you're ready to join us in the impact investing movement, we're thrilled that we've earned your trust! We appreciate you committing your hard-earned dollars to making a positive impact on the world and potentially, on your bank account.

Downloads

An Intro to Impact Investing

2020 Shareholder Letter

2020 Impact Report

Executive Summary